SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                 FINAL AMENDMENT
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        MISSISSIPPI VIEW HOLDING COMPANY
                        --------------------------------
                                (Name of Issuer)

                        MISSISSIPPI VIEW HOLDING COMPANY
       MISSISSIPPI VIEW HOLDING COMPANY STOCK EMPLOYEE COMPENSATION TRUST
       ------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   605785 10 4
                        ---------------------------------
                      (CUSIP Number of Class of Securities)

                               Thomas J. Leiferman
                        Mississippi View Holding Company
                                35 East Broadway
                  Little Falls, Minnesota 56345 (320) 632-5461
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

      a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b. [ ] The filing of a registration statement under the Securities Act of 1993.

      c. [X] A tender offer.

      d. [ ] None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                              Amount of filing fee
            $4,773,00                                             $954.60
--------------------------------------------------------------------------------
      *For purposes of calculating the filing fee only. This assumes the purchase of 222,000 shares of common stock of the Issuer at the maximum tender offer price per share of $21.50. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the value of the shares to be purchased.

      [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:     $954.60         Filing Party:   Mississippi View Holding Company
      Form or Registration No.:   Schedule 13E-4  Date Filed:     April 14, 1998

      This Final Amendment amends and supplements the Rule 13e-3 Transaction Statement filed by Mississippi View Holding Company, a Minnesota corporation (the "Company"), and the Mississippi View Holding Company Stock Employee Compensation Trust (the "Trust") on April 14, 1998 and amended on May 1, 1998, May 8, 1998 and May 12, 1998, in connection with the issuer tender offer to be made by the Company to its stockholders to purchase up to 222,000 shares of its outstanding Common Stock, par value $0.10 per share (the "Shares") at prices of not greater than $21.50 nor less than $19.50 per Share net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated April 13, 1998 (the "Offer to Purchase") and in the accompanying Letter of Transmittal, which together constitute the "Offer," copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Unless otherwise indicated, all references in this Statement are to the Offer to Purchase. In addition, the Company and the Trust have entered into a Common Stock Purchase Agreement pursuant to which the Trust will purchase approximately 9.9% of the outstanding shares of Common Stock after the Offer.

      The "Modified Dutch Auction" self-tender offer which commenced on April 13, 1998, expired at 5:00 p.m., Eastern Time, May 11, 1998. Based on a final count 222,050 shares tendered will be purchased, approximately 30% of the common shares outstanding, and the price at which such shares will be purchased is $21.25 per share (the "Purchase Price"). Odd lots tendered at or below the purchase price totaling 514 shares will be purchased in their entirety. The remaining 221,536 shares will be purchased on a 89 percent pro rata basis from shareholders who tendered a total of 248,912 shares to the Company at or below the Purchase Price. All shares not purchased will be returned to tendering shareholders as promptly as practicable.

      The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Schedule 13E-4, as amended, is hereby expressly incorporated herein by reference. A copy of such Schedule 13E-4, as amended, of the Company (excluding exhibits) is attached hereto as Exhibits (f)(1), (f)(3), (f)(5),
(f)(7) and (f)(8).

                              CROSS REFERENCE SHEET

            Item in                                   Location in
            Schedule 13E-3                            Schedule 13E-4
            --------------                            --------------

            Item 1(a)                                 Item 1(a)
            Item 1(b)                                 Item 1(b)
            Item 1(c)                                 Item 1(c)
            Item 1(d)                                     *
            Item 1(e)                                     *
            Item 1(f)                                     *
            Item 2                                    Item 1(d)
            Item 3                                        *
            Item 4                                        *
            Item 5                                    Item 3
            Item 6                                    Item 2
            Item 7                                    Item 3
            Item 8                                        *
            Item 9                                        *
            Item 10(a)                                    *

            Item in                                   Location in
            Schedule 13E-3                            Schedule 13E-4
            --------------                            --------------

            Item 10(b)                                Item 4
            Item 11                                   Item 5
            Item 12                                       *
            Item 13                                       *
            Item 14                                   Item 7
            Item 15(a)                                          *
            Item 15(b)                                Item 6
            Item 16                                   Item 8
            Item 17                             Separately included herewith

------------------------
      *  This Item is inapplicable or the answer thereto is in the negative.

17.   Material to be filed as Exhibits.

      (a)(1)      Loan agreement with First Federal FSB**
      (b)(1) Opinion of FinPro, Inc. dated April 9, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee")*
      (b)(2) April 1998 FinPro, Inc. Report delivered to the Board of Directors and the Special Committee*
      (c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement*
      (c)(2)      Common Stock Purchase Agreement*
      (d)(1)      Offer to Purchase dated April 13, 1998*
      (d)(2)      Letter of Transmittal*
      (d)(3)      Notice of Guaranteed Delivery*
      (d)(4) Letter from Securities Dealers, Commercial Banks and Trust Companies to their Clients*
      (d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*
      (d)(6) Letter to Stockholders dated April 13, 1998 from Thomas J. Leiferman, President and Chief Executive Officer of the Company*
      (d)(7) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Employee Stock Ownership Plan*
      (d)(8) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Profit Sharing Plan*
      (d)(9) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Management Stock Bonus Plan*
      (d)(1) Letter to Stockholders dated May 1, 1998 from Thomas J. Leiferman, President and Chief Executive Officer of the Company.**
      (e)         Not applicable
      (f)(1) Schedule 13E-4 of the Company dated April 13, 1998 (excluding exhibits)*
      (f)(2)      Press Release issued by the Company on April 13, 1998.*
      (f)(3) Amendment No. 1 to Schedule 13E-4 dated May 1, 1998 (excluding exhibits)***
      (f)(4)      Press Release issued by the Company on April 30, 1998.**
      (f)(5) Amendment No. 2 to Schedule 13E-4 dated May 8, 1998 (excluding exhibits)***
      (f)(6)      Press Release issued by the Company on May 12, 1998.****
      (f)(7) Amendment No. 3 to Schedule 13E-4 dated May 12, 1998 (excluding exhibits)****
      (f)(8) Final Amendment to Schedule 13E-4 dated May 26, 1998 (excluding exhibits)

---------------------
*     Previously filed with Schedule 13E-3 on April 14, 1998
**    Previously filed with Amendment No. 1 to Schedule 13E-3 on May 1, 1998
***   Previously filed with Amendment No. 2 to Schedule 13E-3 on May 8, 1998
****  Previously filed with Amendment No. 3 to Schedule 13E-3 on May 12, 1998

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  May 19, 1998                MISSISSIPPI VIEW HOLDING COMPANY



                              By:   /s/ Thomas J. Leiferman
                                    -------------------------------------------
                                    Name:   Thomas J. Leiferman
                                    Title:  President



Dated:  May 19, 1998                MISSISSIPPI VIEW HOLDING COMPANY
                                        STOCK EMPLOYEE COMPENSATION TRUST



                              By:   /s/ Gerald R. Peterson
                                    ---------------------------------------
                                    Name:   Gerald R. Peterson
                                    Title:  Trustee

                                  EXHIBIT INDEX
Exhibit
-------
(a)(1)      Loan agreement with First Federal FSB**

(b)(1) Opinion of FinPro, Inc. dated April 9, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special Committee")*

(b)(2) April 1998 FinPro, Inc. Report delivered to the Board of Directors and Special Committee*

(c)(1) Mississippi View Holding Company Stock Employee Compensation Trust Agreement*

(c)(2)      Common Stock Purchase Agreement*

(d)(1)      Offer to Purchase dated April 13, 1998*

(d)(2)      Letter of Transmittal*

(d)(3)      Notice of Guaranteed Delivery*

(d)(4) Letter from Securities Dealers, Commercial Banks and Trust Companies to their Clients*

(d)(5)      Letter to Brokers,  Dealers,  Commercial Banks,  Trust Companies and
            Nominees*

(d)(6)      Letter  to  Stockholders   dated  April  13,  1998  from  Thomas  J.
            Leiferman, President and Chief Executive Officer of the Company*

(d)(7) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Employee Stock Ownership Plan*

(d)(8) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Profit Sharing Plan*

(d)(9) Letter to Participants in the Community Federal Savings and Loan Association of Little Falls Management Stock Bonus Plan*

(d)(10) Letter to Stockholders dated May 1, 1998 from Thomas J. Leiferman, President and Chief Executive Officer of the Company.**

(e)         Not applicable

(f)(1) Schedule 13E-4 of the Company dated April 13, 1998 (excluding exhibits)*

(f)(2)      Press Release issued by the Company on April 13, 1998*

(f)(3) Amendment No. 1 to Schedule 13E-4 dated May 1, 1998 (excluding exhibits)***

(f)(4)      Press Release issued by the Company on April 30, 1998.**

(f)(5) Amendment No. 2 to Schedule 13E-4 dated May 8, 1998 (excluding exhibits)***

(f)(6)      Press Release issued by the Company on May 12, 1998.****

(f)(7) Amendment No. 3 to Schedule 13E-4 dated May 12, 1998 (excluding exhibits)****

(f)(8) Final Amendment to Schedule 13E-4 dated May 26, 1998 (excluding exhibits)


-------------------------------
*     Previously filed with Schedule 13E-3 on April 14, 1998
**    Previously filed with Amendment No. 1 to Schedule 13E-3 on May 1, 1998
***   Previously filed with Amendment No. 2 to Schedule 13E-3 on May 8, 1998
****  Previously filed with Amendment No. 3 to Schedule 13E-3 on May 12, 1998